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Drilling To Commence at La Reforma

Vancouver, Canada, February 2, 2017 Golden Goliath Resources Ltd. (TSX.V GNG) (US: GGTH-F)

Drilling of Golden Goliath Resources Ltd.'s La Reforma property is about to commence. La Reforma is one of the seven properties that the company has under option to Desarrollos Mineros El Aguila SA de CV, a wholly owned subsidiary of Fresnillo PLC, in the Uruachic mining district in Chihuahua state, Mexico. After completing fieldwork during 2016, the company has been advised by El Aguila that it will commence drilling on this property shortly.

The La Reforma property is adjacent to Golden Goliath's 100-per-cent-owned San Timoteo property. Golden Goliath's 2016 fieldwork on San Timoteo was encouraging, and the company has designed a follow-up drill program for San Timoteo.

The 2016 program involved using the company's Terraspec machine to analyze clay minerals from existing propertywide drill core and other samples, including samples from the area of the 500-level San Martin adit. That work showed that the level 5 tunnel at San Martin (the lowest old working on the San Timoteo property), is above the bonanza zone, or paleo boiling level, indicating greater potential at depth.

Previous detailed mapping and rock channel sampling within the level 5 tunnel revealed that there are three mineralized shoots exposed within San Martin. A zone of manto-style, or blanket-style, mineralization was also identified in this area. The shoot closest to the entrance of the 500-level tunnel is known as Manatial. This structure is exposed for 32 metres with a weighted average of 0.301 part per million gold and 212 parts per million silver. In the central area of the tunnel, the La Cascada structure is exposed for 78 metres and averages 0.629 part per million gold and 68 parts per million silver. At the far end of the 500 level, the Pozo de Agua structure is exposed for at least 84 metres, with continuous channel sampling averaging 0.795 part per million gold and 251 parts per million silver. Additional non-continuous sampling outside of this section also returned good values. The true thickness and grade of the blanketstyle/ manto-style mineralization are not certain due to limited exposure.

Golden Goliath is very pleased with its option agreement with El Aguila and is encouraged that the first of the optioned properties to be drilled by El Aguila is adjacent to San Timoteo.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

To find out more about Golden Goliath visit our website at www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604) 682-2950 Email: jps@goldengoliath.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.